SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[RULE 13d-101]

(Amendment No. 1 )1

GSI Group Inc.
(Name of Issuer)
Common Shares
(Title and Class of Securities)
3622U102
(CUSIP Number)
Christopher J. Hewitt, Esq.
Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114
(216) 586-3939
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 27, 2009
(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 5 Pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	3622U102	13D	Page	2	of	5

1	NAMES OF REPORTING PERSONS Stephen W. Bershad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		3,471,100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,471,100

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,471,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.29%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	3622U102	13D	Page	3	of	5
     This Amendment No. 1 relates to the Schedule 13D filed on behalf of Stephen W. Bershad, a citizen of the United States of America (the “Reporting Person” or “Mr. Bershad”), with the Securities and Exchange Commission on February 4, 2009 (as amended, the “Schedule 13D”), relating to the common shares, no par value (the “Shares”), of GSI Group, Inc. (the “Company”). Terms defined in the Schedule 13D are used herein with the same meaning.
     Items 3, 4 and 5 of the Schedule 13D are hereby amended and supplemented to add the following:
Item 3. Source and Amount of Funds or Other Consideration.
     Mr. Bershad used personal funds for the transactions in the Shares reported in this Schedule 13D.
Item 4. Purpose of Transaction.
     Since meeting with Mr. Edelstein on February 3, 2009, Mr. Bershad has had additional conversations with Mr. Edelstein, as well as with certain members of the Company’s board of directors, regarding the Company’s business and operations. In addition, Mr. Bershad has had conversations with certain of the Company’s shareholders and bondholders regarding the prospects and operations of the Company as well as certain strategic, management and governance matters (including the composition of the Company’s board of directors).
     On April 23, 2009, Mr. Bershad met with Mr. Edelstein at the Company’s offices to discuss Mr. Bershad’s interest in obtaining representation on the Company’s board of directors. Mr. Edelstein agreed to bring Mr. Bershad’s request to the attention of the board. Between April 24 and April 27, 2009, Mr. Bershad had multiple conversations with Richard B. Black, Chairman of the Company’s board of directors, regarding his request. Mr. Black agreed to discuss Mr. Bershad’s request with the full board of directors.
     Mr. Bershad intends to review his investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Company’s board of directors, shareholders and bondholders, other investment opportunities available to Mr. Bershad, price levels of the Shares, and conditions in the securities markets and the economy in general, Mr. Bershad may in the future acquire additional Shares or dispose of some or all of the Shares beneficially owned by him, or take any other actions with respect to his investment in the Company permitted by law, including changing his investment intent with respect to such Shares and including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a)-(b). Mr. Bershad has the sole power to vote and dispose of 3,471,100 Shares. Collectively, the 3,471,100 Shares beneficially owned by Mr. Bershad constitute approximately 7.29% of the Shares outstanding as of October 23, 2008.
     (c). Mr. Bershad purchased Shares on the Nasdaq Global Select Market on the dates, in the amounts and for the prices set forth on Schedule I hereto.

CUSIP No.	3622U102	13D	Page	4	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 27, 2009

/s/ Stephen W. Bershad
Stephen W. Bershad

CUSIP No.	3622U102	13D	Page	5	of	5

Schedule I
TRANSACTIONS SINCE THE MOST RECENT SCHEDULE 13D
     The following table sets forth all transactions with respect to Shares effected by Mr. Bershad since February 3, 2009. All such transactions were effected in the open market.

DATE	AMOUNT	PRICE PER SHARE
3/9/2009	15,000	$0.50
	1,500	0.501
	25,000	0.5022
	100,000	0.515
3/10/2009	100	0.496
	1,000	0.4999
	21,500	0.50